                                                                    Exhibit 3
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[PLY GEM Logo]
777 Third Avenue, New York, N.Y.10017-1401 / (212) 832-1550 / FAX (212) 888-0472

                                                                   July 29, 1997

To Our Stockholders:

     On behalf of the Board of Directors of Ply Gem Industries, Inc. (the "Company"), I am pleased to inform you that on July 24, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Nortek, Inc. and its subsidiary, NTK Sub, Inc. (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of the Common Stock of the Company at $19.50 per share, net to the seller in cash, subject to the terms and conditions in the Offer to Purchase accompanying this letter.

     The Offer will be followed by a merger (the "Merger") in which any remaining shares of the Common Stock of the Company (except for any shares as to which the holder has properly exercised dissenter's rights of appraisal) will be converted into the right to receive $19.50 in cash, without interest.

     Your Board of Directors (by the unanimous vote of all directors present) has determined that the Offer and Merger are fair to, and in the best interests of, the Company and its stockholders and has approved the Offer and Merger. The Board of Directors recommends that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the opinion of Furman Selz LLC, the Company's financial advisor, that the consideration to be received by the stockholders in the Offer and the Merger is fair, from a financial point of view, to such stockholders.

     In addition to the attached Schedule 14D-9, also enclosed is the Offer to Purchase together with related materials, including a Letter of Transmittal to be used for tendering your shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. We urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          /s/ Jeffrey S. Silverman
                                          Jeffrey S. Silverman

                                          Chairman and Chief Executive Officer